                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  2 )*
                                             ---

                              Medco Research, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  584059109
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               FEBRUARY 22, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the
following box [   ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 584059109
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        1,214,700
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           1,214,700
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,214,700 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.60% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER
         (a) Medco Research, Inc. Common Stock
         (b) Medco Research, Inc.
         (c) 85 TW Alexander Drive, P.O. Box 13886, Ste. 308
             Research Triangle PA, NC 27709

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 1,214,700 shares of Common Stock. The aggregate purchase price of such shares was $23,535,749.66 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB is amending the 13D filing to include additional materials used in course of conducting a shareholder solicitation challenging the proposed merger between Medco Research Inc. and King Pharmaceuticals. As stated in the original 13D filing, SWIB has filed a complaint in the Court of Chancery in the State of Delaware to enjoin the meeting.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within last 60 days: None
         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Solicitation Letter


                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 24, 2000
                               -----------------
                                     Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title
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                                                                       Exhibit 1




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                       STATE OF WISCONSIN INVESTMENT BOARD
-------------------------------------------------------------------------------
MAILING ADDRESS                                              121 EAST WILSON ST
PO BOX 7842                                                   MADISON, WI 53702
MADISON, WI 53707-7842                                           (608) 266-2381
                                                            FAX: (608) 266-2436




22 February 2000

Dear Medco Research, Inc. Shareholder:

                   MEDCO WORTH MORE WITHOUT THE KING DEAL....

This deal just continues to get worse! As of the closing pricing on February 18, 2000, the 19th trading day of the 20 day pricing period, your shares of Medco are worth $26.13. When Medco board of directors agreed to the deal on November 30, 1999, the closing price of Medco stock was $26.63 per share. THAT'S A 2% DISCOUNT! Your value in King stock could also be lower subject to price pressures caused by selling Medco shareholders if the merger is approved.

The average price of Hambrecht & Quist's Fairness Opinion peer group for Medco rose by over 43% between the date the merger was announced and today. IF IT MATCHED THE PEER GROUP'S PERFORMANCE, MEDCO STOCK WOULD HAVE ALREADY RISEN ABOVE $ 38.09 PER SHARE. That would have provided approximately 45% in price appreciation over the current King deal value.

            KILL THE DEAL AND PROTECT THE VALUE OF YOUR INVESTMENT...

SWIB believes Medco has great long term potential. Medco is well-positioned for the future both fundamentally and financially. SWIB's investment staff is prepared to purchase additional Medco shares and would support a significant buy-back program funded with the almost $70 million Medco cash position. We will be proactive in seeking a new CEO, additional independent directors and establishment of a committee to review potential offers for the sale of Medco or to otherwise maximize shareholder value.

                 NO DEAL AT ALL IS BETTER THAN THE KING DEAL...
                            VOTE AGAINST THE MERGER!

We urge you to protect the value of your equity investment in Medco by calling your custodian bank or brokerage firm, to assure that your shares are voting AGAINST Proposal #1.

Thank you for your consideration and support on this important matter.

For additional information, please contact:

Garland Associates, Inc.                    Ms. Sandi Nicolai
Proxy Solicitors                or          SWIB Investor Responsibility Program
Telephone: 212-866-0095                     Telephone: 608-267-0882